EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Six Months Ended June 30, 2017
Earnings:
Income before equity in income of unconsolidated entities and income taxes	$36,690
Gain on sales of real estate	4,250
Fixed charges (from below)	41,632
Amortization of capitalized interest	1,301
Distributed income of equity investees	750
Subtract:
Capitalized interest (from below)	(3,142)
Preferred distributions of other consolidated entities	(8)
Total earnings	$81,473

Fixed charges:
Interest expense	$38,157
Capitalized interest (internal and external)	3,142
Interest included in rental expense	325
Preferred distributions of other consolidated entities	8
Total fixed charges	$41,632

Ratio of earnings to fixed charges	1.96

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income of equity investees to income before noncontrolling interests, equity in income of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.